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                                                                       EXHIBIT 1

[NRG LOGO]

                                                                  March 26, 2002

Dear NRG Stockholder:

     As you know, Xcel Energy Inc. commenced a tender offer to exchange 0.4846 of a share of Xcel common stock for each outstanding share of NRG's common stock on March 13, 2002. In response to Xcel's announcement of its intention to commence the offer, NRG's Board of Directors established a Special Committee, comprised solely of directors who have no affiliation with Xcel, which was authorized to review and evaluate the terms and conditions of the offer and to consider whether the offer is fair to, and in the best interests of, NRG and its public stockholders. The Special Committee engaged its own legal counsel and financial advisor to assist it in this review and evaluation.

     The Special Committee has determined that it is unable to take a position with respect to the offer at this time because it needs more time to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 announced by NRG on March 26, 2002 and the impact of that announcement on the market price of Xcel Shares. The Special Committee and the NRG Board expect to be able to make a recommendation at least five business days prior to the scheduled expiration of the offer on April 10, 2002. Accordingly, NRG recommends that you defer your decision as to whether to tender your NRG shares in the offer until it announces the recommendation of the Special Committee and the NRG Board of Directors with respect to the offer.

     Accompanying this letter is NRG's recommendation statement on Schedule 14D-9 with respect to the offer, which contains certain information about NRG, the offer and relationships between NRG and Xcel. The Schedule 14D-9 was also filed with the Securities and Exchange Commission on March 26, 2002. We will notify you as soon as practicable after the Special Committee and the NRG Board of Directors make their recommendation with respect to the offer.

     Thank you for your careful consideration of this matter.

                                          Very truly yours,

                                          /s/ James J. Bender
                                          James J. Bender
                                          Senior Vice President & General
                                          Counsel